UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Life360, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

532206 109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-l(b)
☐Rule 13d-l(c)
☒ Rule 13d-l(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532206 109                        SCHEDULE 13G                            2

1.	Names of Reporting Persons Chris Hulls
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,764,618 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,764,618 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,618 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)Consists of (i) 904,911 shares of common stock held of record by Mr. Hulls, (ii) 845,998 shares of common stock underlying 2,537,995 CHESS Depositary Interests (“CDIs”) held of record by Mr. Hulls, (iii) 1,846 shares of common stock held of record by ICCA Labs, LLC, of which Mr. Hulls is a member, (iv) 2,001,857 shares of common stock issuable to Mr. Hulls upon the exercise of stock options that are exercisable within 60 days of September 30, 2024, and (v) 10,006 shares of common stock issuable to Mr. Hulls upon the vesting of restricted stock units within 60 days of September 30, 2024 but will not be issued within 60 days of September 30, 2024 for administrative reasons. Mr. Hulls is a member of ICCA Labs, LLC and the number of shares reported herein represents his proportionate ownership interest in ICCA Labs, LLC.
(2)CDIs are units of beneficial ownership in shares of common stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of common stock on a 3 CDIs-for-1 common stock basis.
(3)The calculation is based on dividing (i) the aggregate number of shares of common stock beneficially owned by Mr. Hulls as set forth in Row 9 by
(ii) the sum of (a) 74,664,748 shares of common stock outstanding as of September 30, 2024 as reported by the Issuer to Mr. Hulls, including shares underlying all issued and outstanding CDIs, (b) 2,001,857 shares of common stock issuable to Mr. Hulls upon the exercise of stock options that are exercisable within 60 days of September 30, 2024, and (c) 10,006 shares of common stock issuable to Mr. Hulls upon the vesting of restricted stock units within 60 days of September 30, 2024 but will not be issued within 60 days of September 30, 2024 for administrative reasons.

CUSIP No. 532206 109                        SCHEDULE 13G                            3

Item 1.
(a)Name of Issuer: Life360, Inc.
(b)Address of Issuer’s Principal Executive Offices:
1900 South Norfolk Street, Suite 310, San Mateo, CA 94403

Item 2.
(a)Name of Person Filing:
Chris Hulls
(b)Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Reporting Person is 1900 South Norfolk Street, Suite 310, San Mateo, CA 94403
(c)Citizenship:
United States of America
(d)Title of Class of Securities:
Common Stock, $0.001 par value per share
(e)CUSIP Number:
532206 109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)Amount beneficially owned: See row 9 of the cover page.
(b)Percent of class: See Row 11 of the cover page.
(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:    See Row 5 of the cover page.
(ii)Shared power to vote or to direct the vote:    See Row 6 of the cover page.
(iii)Sole power to dispose or to direct the disposition of:    See Row 7 of the cover page.
(iv)Shared power to dispose or to direct the disposition of:    See Row 8 of the cover page.

CUSIP No. 532206 109                        SCHEDULE 13G                            4

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

CHRIS HULLS

/s/ Chris Hulls An individual